July 31, 2013

VIA EMAIL AND MAIL
Michael R. Clampitt, Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	China Commercial Credit, Inc. Registration Statement on Form S-1 Submitted June 7, 2013 File No. 333-189186

Dear Mr. Clampitt:

China Commercial Credit, Inc. (the “Company”, “we”, “our”, “us”, or “CCC”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated July 25, 2013, regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”) submitted on July 16, 2013. A marked version of the proposed Amendment No. 3 to the S-1 (the “Amendment No. 3”) is transmitted herewith reflecting all changes from the previously filed Amendment No. 2. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form S-1/A, filed July 16, 2013

1. Revise the second paragraph to disclose, with regard to the possible loan to the Wujiang shareholders using the Proceeds from the offering as collateral, how and by whom will any interest by paid.

In response to the Staff’s comments, we have included additional disclosure on page 2 and page 33 of Amendment No. 3 to state that the Wujiang shareholders shall pay the interest to the domestic lender during the short period when the loan is outstanding.

2. In prior comment five we asked you to explain the arrangements whereby China Commercial might conduct lending separate from Wujiang. By phone you explained that this was only meant to be a short term arrangement while approval for final down streaming of funds to Wujiang. Please clarify this situation in the filing at the bottom of page 2 and at the use of proceeds section on page 10.

In response to the Staff’s comments, we have included additional disclosure on page 2, page 19 and page 33 of Amendment No. 3 to clarify that such interim loans shall be stopped once the proceeds are made available to the Wujiang shareholders to be used to increase the registered capital of Wujiang Luxiang.

Note 18. Capital Transaction, page F-22

3. We note your response to comment 11 from our letter dated July 9, 2013 and remain unclear as to how you intend to account for the automatic conversion of your Series A and Series B preferred stock into to common stock currently held by your founder (Regeneration). It would appear to us that the transaction would flow through the company with the conversion being effected by the company acquiring the treasury stock from Regeneration and thereafter reissuing those to the holders of the preferred stock upon conversion. Please provide us with the authoritative guidance you relied upon to support your accounting. Additionally, please provide us with journal entries relating to the conversion of the preferred stock clearly explaining how you intend to account for this transaction upon the consummation of the offering.

As of the date of this response, the Company has 745 shares of Series A preferred stock and 760 shares of Series B preferred stock outstanding and received aggregate gross proceeds of $752,500 from the sale of these Series A and Series B preferred stock.  Series A and Series B preferred stock shall automatically be converted into an aggregate of 348,461 shares of common stock. For illustration purpose, we will ignore the offering cost that will be capitalized.

Mechanic of conversion

Upon closing of this offering when the automatic conversion occurs, Regeneration will transfer 348,361 shares of common stock directly to the holders of Series A and B preferred stock, the Company will update its shareholder list by reducing the ownership of Regeneration and adding Series A and B holders to the record holders of common stock. The Company will not re-acquire the shares from Regeneration and is not obligated to do so.  Therefore, there will be no treasury stock involved in the conversion process.

Accounting

Pursuant to a phone conversation with the Staff on July 30, 2013, the Company revised the presentation of the Series A and B preferred stock on the consolidated balance sheet as of December 31, 2012. The value of the Series A and B preferred stock will be reflected at par value, which is an aggregate of $1.00 for each class, instead of net proceeds of $241,875 and $240,000, respectively. The difference of $481,873 will be recorded in additional paid in capital as excess over par.

The journal entry upon conversion of Convertible Preferred A and B will be as follow:

Dr. Convertible Preferred A                                                      $1.00
Dr. Convertible Preferred B                                                       $1.00
Cr. Additional paid in capital                                                   ($2.00)
(To record deemed capital contribution by Regeneration upon conversion of Series A and B)

Unaudited Consolidated Financial Statements

Note 2. Restatement of Prior Period Financial Statements, page F-32

4. We note your response to comment 13 from our letter dated July 9, 2013. Please address the following:

•
You state in your response that you have revised your disclosures to clarify that these errors were identified subsequent to the original issuance of the March 31, 2012 financial statements and prior to the June 30, 2012 financial statements. However, we note no such disclosure revisions. Please amend your filing to provide these disclosure revisions as your current disclosure continues to disclose that these errors were identified subsequent to the original issuance of your 2012 financial statements.

In response to the Staff’s comments, we have included revised disclosure on page F-32 of Amendment No. 3 to clarify that these errors were identified subsequent to the original issuance of the March 31, 2012 financial statements and prior to the June 30, 2012 financial statements.

•
We also note in your response an individual discussion of each of the errors including how and when they were identified, resolved, and how you determined the corresponding period(s) that these errors relate to. Please amend your filing to include this information.

In response to the Staff’s comments, we have included such information on pages  F-32 to F-34 of Amendment No. 3.

The Company hereby confirms that there will be no material adverse trends in the results of operations for the quarter ended June 30, 2013.

In addition, the Company hereby confirms that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Benjamin Reichel, Esq., at (212) 370-1300.

Very truly yours,

/s/ Mr. Huichun Qin
Mr. Huichun Qin